55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328
404.828.6000 Tel

VIA EDGAR

April 10, 2015

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re: United Parcel Service, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-15451
Dear Mr. Shenk:

We have set forth below our response to your letter dated March 31, 2015, commenting on the above-referenced Form 10-K.  For your convenience, we have repeated the staff’s comment below, in italics, prior to our response to that comment.
Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 10. Stock-Based Compensation, page 99

1.
We note that your restricted units earn dividends. Please tell us your consideration of ASC 260-10-45-61A and 718-10-55-45 in regard to the effect given to such dividends in computing your earnings per share attributable to common shareowners.

Response to Comment 1:
Our stock compensation award programs provide for dividends to be accrued on outstanding restricted units, and for those dividends to be reinvested in additional restricted units at each dividend payable date. The additional restricted units resulting from reinvested dividends are referred to as dividend-equivalent units (“DEUs”). These DEUs are subject to the same vesting conditions as the underlying restricted units on which they were accrued. Therefore, if an employee forfeits all or a portion of a restricted unit award, the DEUs associated with that award will also be forfeited. In no circumstances have we paid cash or other non-forfeitable dividends associated with our restricted units.

As the DEUs are all subject to vesting conditions and potential forfeiture, and these DEUs are earned at the same dividend rate as that paid to our common shareholders, we have concluded that these outstanding unvested awards are not considered “participating securities” under ASC 260-10-45-61A. In accordance with that guidance, we have not applied the two-class method in the computation of basic and diluted earnings per share.
In accordance with ASC 718-10-55-45, we have not recognized any compensation cost associated with DEUs, as the previously-discussed vesting and forfeiture conditions only allow DEUs to be paid for restricted unit awards that ultimately vest. Also in accordance with ASC 718-10-55-45, we charge vested DEUs paid to employees against retained earnings. These vested DEUs are included in the amounts reflected as dividends in the table on page 95 of our Form 10-K for the year ended December 31, 2014.
In future filings, we will modify our disclosure to clarify that the DEUs accrued are subject to the same vesting and forfeiture conditions as the underlying restricted units.

*****
As requested in your letter dated March 31, 2015, we confirm the following:

•	United Parcel Service, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

•	United Parcel Service, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact the undersigned at (404) 828 - 6977 with any questions concerning this letter.

Sincerely,

/s/ Kurt P. Kuehn

Kurt P. Kuehn
Senior Vice President and
Chief Financial Officer